ATA Reports Fiscal 2012 Second Quarter Financial Results and
Raises Fiscal 2012 Net Income Guidance to Between RMB55.0 Million and RMB60.0 Million
Company to Hold Conference Call on November 7 at 8 a.m. ET

Beijing, China, November 4, 2011 (NY) / November 5, 2011 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of computer-based testing and testing-related services in China, today announced preliminary unaudited financial results for its fiscal second quarter ended September 30, 2011 (“Second Quarter 2012”).

Second Quarter 2012 Financial and Operating Highlights

•	Net revenues of RMB70.4 million (US$11.0 million), up 111.7% year over year

•	Gross profit of RMB40.1 million (US$6.3 million), up 163.4% year over year

•	Income from operations of RMB2.2 million (US$0.3 million)

•	Net income of RMB1.4 million (US$0.2 million), compared to a net loss of RMB14.8 million in the prior-year period. Basic and diluted earnings per ADS for Second Quarter 2012 were both RMB0.00 (US$0.00).

•	Delivered 1.8 million billable tests in Second Quarter 2012, up 62.5% year over year

•	RMB203.1 million in cash and no long-term debt as of September 30, 2011

Company Raises Net Income Guidance for Fiscal Year 2012 / Provides Fiscal 2012 Third Quarter Outlook

•	For the fiscal year ending March 31, 2012 (“Fiscal Year 2012”), the Company is reiterating its net revenue guidance of between RMB395.0 million and RMB415.0 million and is raising its net income guidance to between RMB55.0 million and RMB60.0 million, up from between RMB40.0 million and RMB45.0 million.

•	For the quarter ending December 31, 2011 (“Third Quarter 2012”), ATA believes that net revenues will be between RMB136.0 million and RMB141.0 million.

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, stated, “We were pleased to deliver strong revenue and income growth in the second quarter, which came in ahead of our internal projections. We benefitted from an increasing test taker base as more individuals in China are seeking certification, particularly in the financial services industries. By progressively expanding our testing services platform through a balanced number of test titles and partnerships with internationally known content providers, ATA is hopeful that it can continue to build on its leading position in the computer-based testing market in China. We also are achieving steady margin improvement as a result of economies of scale being realized. Growth in our HR Select and TOEIC testing businesses has been accelerating, and we remain confident in our belief that fiscal 2012 will be a strong year.”

GAAP Results
For Second Quarter 2012, ATA’s total net revenues more than doubled to RMB70.4 million (US$11.0 million) from RMB33.3 million in the prior-year period, primarily due to increased revenues from the Securities Association of China exam, which was postponed from Second Quarter to Third Quarter in the prior year. Revenues from HR Select for Second Quarter 2012 increased 121.3% to RMB6.4 million (US$1.0 million), and revenues from TOEIC increased 74.0% to RMB5.5 million (US$0.9 million).

Gross profit for Second Quarter 2012 increased 163.4% to RMB40.1 million (US$6.3 million) from RMB15.2 million in the same period last fiscal year. Gross margin increased to 56.9% in Second Quarter 2012, compared to 45.7% in the prior-year period, primarily due to realizing greater economies of scale, especially in our testing services.

Higher revenues contributed to income from operations in Second Quarter 2012 of RMB2.2 million (US$0.3 million), compared to an operating loss of RMB16.9 million in the prior-year period.

Net income for Second Quarter 2012 was RMB1.4 million (US$0.2 million), compared to a net loss of RMB14.8 million in the prior-year period.

For Second Quarter 2012, basic and diluted earnings per common share were both RMB0.00 (US$0.00), compared to a loss of RMB0.33 in the same period last fiscal year. Basic and diluted earnings per ADS were both RMB0.00 (US$0.00) in Second Quarter 2012, compared to a loss of RMB0.66 in the prior-year period.

In Second Quarter 2012, ATA delivered a total of 1.8 million billable tests, an increase of approximately 62.5% from the prior-year period. The Company believes it has the largest test center network of any commercial testing service provider in China and continues to expand, with a network of 2,115 authorized test centers throughout China as of September 30, 2011.

Non-GAAP Measures
Adjusted net income for Second Quarter 2012, which excludes share-based compensation expense and foreign currency exchange gain (non-GAAP), totaled RMB4.6 million (US$0.7 million), compared to a net loss excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) of RMB13.5 million in the prior-year period. Basic and diluted earnings per common share excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Second Quarter 2012 were both RMB0.07 (US$0.01).

Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Second Quarter 2012 were both RMB0.14 (US$0.02), compared to a loss of RMB0.60 in the same period last fiscal year.

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for Second Quarter 2012 were 22.3 million and 23.0 million. Each ADS represents two common shares. ATA had 44.7 million common shares outstanding on September 30, 2011, and 44.4 million common shares outstanding on September 30, 2010.

Guidance for Fiscal Year 2012 and for Third Quarter 2012
For Third Quarter 2012 ending December 31, 2011, ATA expects net revenues will be between RMB136.0 million and RMB141.0 million.

For Fiscal Year 2012, ATA is reiterating its net revenue guidance of between RMB395.0 million and RMB415.0 million and is raising its net income guidance to between RMB55.0 million and RMB60.0 million, up from previous estimates of between RMB40.0 million and RMB45.0 million.

Estimated Financial Results

(RMB in millions)

	Estimated for the	Actual for the year	Percent Increase
	year ending	ended
	March 31, 2012	March 31, 2011
Net Revenue	395.0 — 415.0	303.9	30.0% — 36.6%
Net Income	55.0 — 60.0	19.8	177.8% — 203.0%

	Estimated for the	Actual for the	Percent Increase
	quarter ending	quarter ended
	December 31, 2011	December 31, 2010
Net Revenue	136.0 — 141.0	135.9	0.0% — 3.8%

Mr. Ma concluded, “We continue to expect fiscal 2012 to be a strong year for ATA, with annual revenue growth of approximately 30% and a record total number of billable tests delivered. As a result of our first half financial results being stronger than anticipated, we are raising our annual net income guidance. We believe that we have a cost structure in place that is inherently scalable, which will allow us to provide our efficient and highly reliable services in response to China’s growing demand for standardized test assessment services. We expect to report higher profitability as our top line grows. We are very proud of the way that our team has continued to leverage our status as an industry leader in this market, and continually seek new and cost-efficient means of marketing our tests to a wide variety of individuals in China. We feel that there will continue to be stable organic growth within the testing industry and look forward to the future with confidence.”

These are ATA’s current projections, which are subject to change. You are cautioned that operating results in Second Quarter 2012 are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 8 a.m. Eastern Time on Monday, November 7, 2011, to discuss the results of Second Quarter 2012 and the six months ended September 30, 2011. Joining ATA Chairman and CEO Kevin Ma will be Walter Wang, Director and President, and Benson Tsang, Chief Financial Officer and Chief Accounting Officer. To participate in the conference call, please use the following dial-in numbers and passcode about 10 minutes prior to the scheduled conference call time:

1 866 549 1292 +852 3005 2050 +400 681 6949	(U.S.) (International) (Mainland China)
885 522#	(Participant Passcode)

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at http://www.ata.net.cn and through the following links:

In English:	http://www.mzcan.com/cancast/us/index.php?id=usATAI—33&version=e

In Chinese:	http://www.mzcan.com/cancast/us/index.php?id=usATAI—33&version=c

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

For those unable to listen during the live webcast, a replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.
ATA is a leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests based on its proprietary testing technologies and test delivery platform. ATA’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting. ATA’s test center network comprised 2,115 authorized test centers located throughout China as of September 30, 2011. The Company believes it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 34.7 million billable tests since ATA started operations in 1999.

For more information, please visit ATA’s website at http://www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the Third Quarter 2012 and Fiscal Year 2012 and statements regarding market demand and trends, the potential growth and success of the Company’s TOEIC, HR Select and other businesses, margin and profitability trends.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to the China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2011, and other filings ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.ata.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2011.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only of the Company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation
The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for Second Quarter 2012 and six-month period ended September 30, 2011 into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.378 to US$1.00, the noon buying rate as of September 30, 2011, in New York for cable transfers in RMB per US$ as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures
To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance from a cash perspective.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from quarter to quarter. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company ATA, Inc. Benson Tsang, CFO +86 10 6518 1122 x5107 bensontsang@ata.net.cn	Investor Relations The Equity Group Inc. Adam Prior, Vice President 212-836-9606 +86 10 6587 6435

aprior@equityny.com

Carolyne Yu, Account Executive

212-836-9610

cyu@equityny.com

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	September 30,	September 30,
	2011	2011	2011

	RMB	RMB	USD

ASSETS
Current assets:
Cash	268,058,194	203,127,327	31,848,123
Accounts receivable, net	47,051,596	83,519,735	13,094,973
Inventories	344,909	542,130	85,000
Prepaid expenses and other current assets	10,036,345	8,749,714	1,371,858

Total current assets	325,491,044	295,938,906	46,399,954

Property and equipment, net	63,040,178	59,305,163	9,298,395
Goodwill	23,422,850	23,422,850	3,672,444
Intangible assets, net	20,356,104	18,965,575	2,973,593
Other assets	3,136,860	3,267,145	512,252

Total assets	435,447,036	400,899,639	62,856,638
Total assets

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	48,346,969	59,497,843	9,328,605
Deferred revenues	19,100,619	19,017,827	2,981,785

Total current liabilities	67,447,588	78,515,670	12,310,390

Deferred revenues	3,823,601	3,414,399	535,340
Deferred tax liabilities	112,847	112,847	17,693

Total liabilities	71,384,036	82,042,916	12,863,423

Shareholders’ equity:
Common shares	3,428,840	3,437,001	538,884
Receivable from shareholders	(1,035,796)	—	—
Additional paid-in capital	491,585,143	433,975,559	68,042,578
Accumulated other comprehensive loss	(22,217,189)	(25,345,282)	(3,973,860)
Accumulated deficit	(107,697,998)	(93,210,555)	(14,614,387)

Total shareholders’ equity	364,063,000	318,856,723	49,993,215

Total liabilities and shareholders’ equity	435,447,036	400,899,639	62,856,638

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		Three-month Period Ended
	September 30,	September 30,	September 30,
	2010	20111	2011

	RMB	RMB	USD
Net revenues:
Testing services	16,763,871	51,632,693	8,095,436
Test preparation and training solutions	4,536,982	13,191,017	2,068,206
Other revenue(1)	11,954,208	5,570,344	873,368

Total net revenues	33,255,061	70,394,054	11,037,010
Cost of revenues	18,049,558	30,341,268	4,757,175

Gross profit	15,205,503	40,052,786	6,279,835

Operating expenses:
Research and development	5,638,138	5,662,745	887,856
Sales and marketing	12,301,756	13,014,951	2,040,601
General and administrative	14,155,127	19,208,267	3,011,644

Total operating expenses	32,095,021	37,885,963	5,940,101

Income (loss) from operations	(16,889,518)	2,166,823	339,734
Interest income	176,383	442,266	69,342
Foreign currency exchange gain, net	1,659	967,707	151,726

Earnings (loss) before income taxes	(16,711,476)	3,576,796	560,802

Income tax benefit (expense)	1,912,481	(2,134,083)	(334,601)

Net income (loss)	(14,798,995)	1,442,713	226,201

Basic earnings (loss) per common share	(0.33)	0.00	0.00

Diluted earnings (loss) per common share Share	(0.33)	0.00	0.00

Basic earnings (loss) per ADS	(0.66)	0.00	0.00

Diluted earnings (loss) per ADS	(0.66)	0.00	0.00

(1)	Includes net revenues from test-based educational services with RMB 2,061,920 in the Second Quarter 2012, and RMB 5,095,749 in the prior-year period

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		Six-month Period Ended
	September 30,	September 30,	September 30,
	2010	20111	2011

	RMB	RMB	USD
Net revenues:
Testing services	90,049,372	118,453,836	18,572,254
Test preparation and training solutions	5,725,912	15,670,977	2,457,036
Other revenue(1)	22,512,467	13,884,936	2,177,005

Total net revenues	118,287,751	148,009,749	23,206,295
Cost of revenues	59,243,638	62,968,486	9,872,764

Gross profit	59,044,113	85,041,263	13,333,531

Operating expenses:
Research and development	11,775,909	10,546,580	1,653,587
Sales and marketing	24,776,413	22,597,339	3,543,013
General and administrative	28,200,893	35,573,485	5,577,530

Total operating expenses	64,753,215	68,717,404	10,774,130

Income (loss) from operations	(5,709,102)	16,323,859	2,559,401
Interest income	366,434	1,101,823	172,754
Foreign currency exchange gain(loss), net	(11,401)	2,804,548	439,722

Earnings (loss) before income taxes	(5,354,069)	20,230,230	3,171,877

Income tax benefit (expense)	(494,722)	(5,742,787)	(900,406)

Net income (loss)	(5,848,791)	14,487,443	2,271,471

Basic earnings (loss) per common share	(0.13)	0.29	0.05

Diluted earnings (loss) per common share Share	(0.13)	0.28	0.04

Basic earnings (loss) per ADS	(0.26)	0.58	0.10

Diluted earnings (loss) per ADS	(0.26)	0.56	0.08

(1)	Includes net revenues from test-based educational services with RMB 7,084,716 in the First Half 2012, and RMB 13,076,370 in the prior-year period

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES
TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended
	September 30,	September 30,
	2010	2011

	RMB	RMB

GAAP net income (loss)	(14,798,995)	1,442,713
Share-based compensation expenses	1,282,342	4,076,292
Foreign currency exchange gain, net	(1,659)	(967,707)
Non-GAAP net income (loss)	(13,518,312)	4,551,298

GAAP earnings (loss) per common share:
Basic	(0.33)	0.00
Basic
Diluted	(0.33)	0.00
Non-GAAP earnings (loss) per common share:
Basic	(0.30)	0.07
Diluted	(0.30)	0.07